09042331

SECURITIES A

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART 111

SEC FILE NUMBER
8- 67187

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **07/01/08** (MM/DD/YY) AND ENDING **06/30/09** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
BCS Placements, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

71 Murray Street, No. 8
(No. and Street)

New York	**NY**	**10007**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Keith E. Butler **(212) 528-0852**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Rubio CPA, PC
(Name – *if individual, state last, first, middle name*)

2120 Powers Ferry Road, Suite 350	**Atlanta**	**Georgia**	**30339**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AD 9/2

AB 9/17

OATH OR AFFIRMATION

I, **Keith E. Butler**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **BCS Placements, LLC**, as of **June 30**, **2009**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

LINDA T. WILTSE
Notary Public, State of New York
No. 01WI6196234
Qualified in Dutchess County
Commission Expires 11/10/2012

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners" or Sole Proprietors" Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17z-5(e)(3).*

BCS PLACEMENTS, LLC
Financial Statements
For the Year Ended
June 30, 2009
With
Independent Auditor's Report

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2120 Powers Ferry Road
Suite 350
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

INDEPENDENT AUDITOR'S REPORT

To the Member
BCS Placements, LLC

We have audited the accompanying balance sheet of BCS Placements, LLC, as of June 30, 2009 and the related statements of operations, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BCS Placements, LLC, as of June 30, 2009 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

August 26, 2009
Atlanta, Georgia

Rubio CPA, PC

RUBIO CPA, PC

BCS PLACEMENTS, LLC
BALANCE SHEET
JUNE 30, 2009

ASSETS

	2008
Cash and cash equivalents	$ 72,255
Accounts receivable	1,149,066
Investments - securities available for sale	16,554
Office furniture and equipment, net of accumulated depreciation of $44,222	370,403
Other assets	386,148
Total Assets	$ 1,994,426

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	
Accounts payable and accrued expenses	$ 15,034
Total Liabilities	15,034
MEMBER'S EQUITY	1,979,392
Total Liabilities and Member's Equity	$ 1,994,426

The accompanying notes are an integral part of these financial statements.

BCS PLACEMENTS, LLC
STATEMENT OF OPERATIONS
For the Year Ended June 30, 2009

	2008
REVENUES	
Commissions and retainers	$ 86,250
Interest	109,983
Total revenues	196,233
OPERATING EXPENSES	
Communications	1,784
Occupancy	3,924
Other operating expenses	203,078
Total expenses	208,786
NET INCOME (LOSS)	$ (12,553)
Other comprehensive income:	
Unrealized loss on securities available for sale	(5,646)
COMPREHENSIVE INCOME (LOSS)	$ (18,199)

The accompanying notes are an integral part of these financial statements.

BCS PLACEMENTS, LLC
STATEMENT OF CASH FLOWS
For the Year Ended June 30, 2009

	2008
CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income (loss)	$ (12,553)
Adjustments to reconcile net loss to net cash provided by operations:	
Depreciation expense	32,328
Decrease in accounts receivable	272,611
Decrease in accounts payable and accrued expenses	(12,306)
NET CASH PROVIDED BY OPERATING ACTIVITIES	280,080
CASH FLOW FROM INVESTING ACTIVITIES:	
Purchase of property and equipment	(108,031)
NET CASH USED BY INVESTING ACTIVITIES	(108,031)
CASH FLOW FROM FINANCING ACTIVITIES:	
Contributions from member	25,000
Distribution to member	(164,034)
NET CASH USED BY FINANCING ACTIVITIES	(139,034)
NET INCREASE IN CASH AND CASH EQUIVALENTS	33,015
CASH AND CASH EQUIVALENTS BALANCE:	
Beginning of year	39,240
End of year	$ 72,255
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:	
Cash paid for interest	$ 3,216

The accompanying notes are an integral part of these financial statements.

BCS PLACEMENTS, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
For the Year Ended June 30, 2009

	Contributed Capital	Undistributed Earnings	Accumulated Other Comprehensive Income	Total Member's Equity
Balance, June 30, 2008	$ 399,561	$ 1,746,679	$ (9,615)	$2,136,625
Capital contributions by member	25,000			25,000
Distributions to member		(164,034)		(164,034)
Other comprehensive income: Unrealized loss on securities			(5,646)	(5,646)
Net income (loss)		(12,553)		(12,553)
Balance, June 30, 2009	$ 424,561	$ 1,570,092	$ (15,261)	$1,979,392

The accompanying notes are an integral part of these financial statements.

BCS PLACEMENTS, LLC
NOTES TO FINANCIAL STATEMENTS
June 30, 2009

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business: BCS Placements, LLC (the "Company") is a broker-dealer that focuses on raising private equity from institutional investors. The Company is organized as a limited liability company in the state of New York with no finite termination date. The Company's operations are located in New York, New York. It is approved as a securities broker by the Securities and Exchange Commission ("SEC"), the Financial Industry Regulatory Authority ("FINRA"), and the state of New York.

Revenue Recognition: The Company recognizes revenues at the time fees are earned in accordance with the terms of the service agreements with its clients. This occurs when the Company has provided all services and has no further obligations under the agreement, or when certain benchmarks described in the agreement are met, resulting in an irrevocable right to receive revenues.

Cash and Cash Equivalents: The Company considers all cash and money market instruments with a maturity of ninety days or less to be cash and cash equivalents.

Office Furniture, Equipment and Leasehold Improvements: Office furniture, equipment and leasehold improvements are recorded at cost. Depreciation is provided by use of straight-line methods over the estimated useful lives of the respective assets.

Income Taxes: The Company is a single-member limited liability company and is not recognized as a reporting entity under the Internal Revenue Code for taxation purposes. Accordingly, the Company does not file a separate income tax return. The effects of the Company's operations are passed through to the member for taxation purposes.

Concentrations: The Company's financial instruments subject to risk concentration are accounts receivable. At June 30, 2009, all accounts receivable are due from one client and consist of balances due under a private placement agreement (see Note D). In the opinion of management, no allowance for doubtful accounts and concurrent bad debt charge is necessary for the Company's accounts receivable at June 30, 2009.

Commissions and retainers revenues were earned from two customers during 2009.

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Investment in Securities: Investment in marketable securities is valued at market value. The resulting difference between cost and market (or fair value) is included in other comprehensive income.

BCS PLACEMENTS, LLC
NOTES TO FINANCIAL STATEMENTS
June 30, 2009

NOTE B — NET CAPITAL

The Company, as a registered broker dealer is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2009, the Company had net capital of $71,292, which was $66,292 in excess of its required net capital of $5,000 and its ratio of aggregate indebtedness to net capital was .21 to 1.0.

NOTE C — INVESTMENTS - SECURITIES AVAILABLE FOR SALE

The Company's investments in marketable equity securities are held for an indefinite period and thus are classified as available for sale. Investments are carried at fair value based on quoted market sources.

During the year ended June 30, 2009, the unrealized holding loss on such securities was $5,646. The cumulative effect of these losses is presented in member's equity in the accompanying financial statements as Accumulated Other Comprehensive Income.

NOTE D – ACCOUNTS RECEIVABLE

Accounts receivable consist of balances due under a private placement agreement with a client. At June 30, 2009, the receivable balance reflected the unpaid placement fees due under the agreement. The balance is receivable in sixty equal monthly payments of principal and interest of $27,866 that commenced July 2008 and include interest at 8%. At June 30, 2009, the receivable balance included $7,610 of accrued interest receivable.

NOTE E – PROPERTY AND EQUIPMENT

Leasehold improvements	$ 359,865
Office equipment	31,872
Furniture and fixtures	22,888
	414,625
Less accumulated depreciation	(44,222)
Net property and equipment	$ 370,403

BCS PLACEMENTS, LLC
NOTES TO FINANCIAL STATEMENTS
June 30, 2009

NOTE F – OBLIGATION UNDER LINE OF CREDIT

At June 30, 2009, the Company has no borrowings under a line of credit arrangement with a financial institution. Interest is charged at the prevailing prime interest rate plus 5.35 percent. The line of credit is collateralized by the personal guarantee of the Company's sole member. Maximum borrowings available under the line are $45,000. The line expires in April 2010 unless renewed.

NOTE G – RELATED PARTY TRANSACTIONS

The Company utilizes office space which is owned by its sole member. During the year ended June 30, 2009, no agreement existed requiring the Company to make lease payments for this space, and no such lease payments were made during the period. However, the Company has funded significant leasehold improvements to the member-owned office space that it occupies.

NOTE H – OTHER ASSETS

Other assets consist of various pieces of collectible art that are recorded at cost. No depreciation has been recorded due to the lack of determinable economic life. The cost of this art at June 30, 2009 was $386,148.

SUPPLEMENTAL INFORMATION

SCHEDULE I
BCS PLACEMENTS, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934
AS OF JUNE 30, 2009

NET CAPITAL:

Total member's equity	$1,979,392
Less nonallowable assets:	
Office furniture and equipment	370,403
Other assets	386,148
Accounts receivable	1,149,066
	(1,905,617)
Net capital before haircuts	73,775
Less haircuts on securities positions	(2,483)
Net capital	71,292
Minimum net capital required	5,000
Excess net capital	$ 66,292
Aggregate indebtedness	$ 15,034
Net capital based on aggregate indebtedness	$ 1,002
Ratio of aggregate indebtedness to net capital	.21 to 1.0

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF JUNE 30, 2009

There is no significant difference between net capital as reported in Part IIA of Form X-17A-5 and net capital as computed above.

BCS PLACEMENTS, LLC

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF JUNE 30, 2009

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF JUNE 30, 2009

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2120 Powers Ferry Road
Suite 350
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY RULE 17a-5

To the Member
BCS Placements, LLC

In planning and performing our audit of the financial statements of BCS Placements, LLC, for the year ended June 30, 2009, we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including test of compliance with such practices and procedures) followed by BCS Placements, LLC, that we considered relevant to the objective stated in Rule 17a-5(g). We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedure for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company related to the following: (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2009 to meet the Commission's objectives.

This report recognizes that it is not practicable in an organization the size of the Company to achieve all the division of duties and cross-checks generally included in a system of internal accounting control, and that alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used for any other purpose.

August 26, 2009
Atlanta, Georgia

Rubio CPA, PC

RUBIO CPA, PC